AB 7/9

09041787

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 1 2009
DIVISION OF MARKET REGULATION

UN[ITED STATES]
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33180

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Archipelago Trading Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Wacker Drive, Suite 1800
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers L.L.P.
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter F. Lallos ________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________________________, as of February 26 ________, 20 07 ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

Financial and Operations Principal
____
Title

____
Notary Public

[illegible]
Notary Public - [illegible] County
No. 01T[illegible]
Qualified in Kings County
Certificate Filed in New York County
My Commission Expires September 7, 20 12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Archipelago Trading Services, Inc.
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder of Archipelago Trading Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Archipelago Trading Services, Inc. (the "Company") at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2009

Archipelago Trading Services, Inc.
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 17,406,404
Receivables from brokers, dealers and customers (net of allowance for doubtful accounts of $90,418)	441,610
Receivables from related parties	11,581
Other receivables	117,700
Deferred tax asset	1,041,117
Other assets	525
Total assets	$ 19,018,937
Liabilities and Stockholder's Equity	
Liabilities	
Payables to related parties	$ 4,799,251
Income tax payable	1,686,821
Other payables	248,732
Total liabilities	6,734,804
Commitments and contingencies (Note 5)	
Stockholder's equity	
Common stock, $1 par; 7,500 shares authorized 5,000 shares issued and outstanding	5,000
Additional paid in capital	5,851,848
Retained earnings	6,427,285
Total stockholder's equity	12,284,133
Total liabilities and stockholder's equity	$ 19,018,937

The accompanying notes are an integral part of these financial statements.

Archipelago Trading Services, Inc.
Statement of Operations
Year Ended December 31, 2008

Revenues	
Commissions	$ 2,473,807
Interest	235,864
Total revenues	2,709,671
Expenses	
Employee compensation and benefits	457,861
Routing charges	370,772
Clearance, brokerage and other transaction expenses	206,109
Liquidity payments	106,557
General and administrative	73,330
Total expenses	1,214,629
Income before income tax benefit	1,495,042
Income tax benefit	(465,950)
Net income	$ 1,960,992

The accompanying notes are an integral part of these financial statements.

Archipelago Trading Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance as of December 31, 2007	$ 5,000	$ 5,851,848	$ 4,466,293	$ 10,323,141
Net Income	-	-	1,960,992	1,960,992
Balance as of December 31, 2008	$ 5,000	$ 5,851,848	$ 6,427,285	$ 12,284,133

The accompanying notes are an integral part of these financial statements.

Archipelago Trading Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 1,960,992
Adjustments to reconcile net income to net cash provided by operating activities	
Allowance for doubtful accounts	(40,248)
Deferred tax asset	(970,230)
Change in assets and liabilities	
Decrease (increase) in operating assets	
Receivables from brokers, dealers and customers	35,009
Receivables from related parties	72,266
Other receivables	11,951
Other assets	(525)
Increase (decrease) in operating liabilities	
Payables to related parties	4,603,899
Income tax payable	492,328
Other payables	(60,576)
Net cash provided by operating activities	6,104,866
Net increase in cash and cash equivalents	6,104,866
Cash and cash equivalents	
Beginning of year	11,301,538
End of year	$ 17,406,404

The accompanying notes are an integral part of these financial statements.

1. Organization

Archipelago Trading Services, Inc. (the "Company"), a Florida corporation, is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Arca-GNC Acquisition, LLC, a Delaware limited liability company, which is in turn a wholly-owned subsidiary of Archipelago Holdings, Inc. (the "Parent"). The Parent owns and operates NYSE Arca LLC ("ArcaEx"), formerly Archipelago Exchange, for trading of equities and the NYSE ARCA Inc. ("PCX") for trading of options. Effective April 7, 2007, the Parent became a wholly-owned subsidiary of NYSE Euronext ("NYX").

The Company's principal activities consist in the operation of an Alternative Trading System ("ATS") designed particularly to facilitate trading of small-cap securities typically traded on the Over-the-Counter Bulletin Board market.

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and, accordingly, is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

The Company clears all transactions through Archipelago Securities, LLC (the "Clearing Broker"), a wholly-owned subsidiary of the Parent.

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
Commissions and related brokerage and clearing expenses related to customer transactions are recorded on a trade date basis. Commissions are earned on a per trade basis, based on shares transacted, and are recognized as transactions occur. For each transaction executed, there is an associated liquidity payment or routing charge paid.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2008 included $17,394,798 invested solely in a government select money market fund that is governed under Rule 2a-7 of the Investment Company Act of 1940. The Company's cash equivalents are held at a major U.S. financial institution. Interest income is accrued as earned.

Receivables from Brokers, Dealers and Customers
Receivables consist of accrued commissions for trade executions and amounts due from the Clearing Broker. The Company maintains an allowance for doubtful accounts based upon the estimated collectibility of accounts receivable. Additions to (reductions of) the allowance are charged to (reversed against) bad debt expense, which is included in general and administrative expense in the statement of operations.

Estimated Fair Value of Financial Instruments
Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables, payables and accrued expenses) approximates their carrying value.

Income Taxes
Certain income and expense items are accounted for in different periods for income tax purposes than for financial statement purposes. Provisions for deferred taxes are made in recognition of these timing differences in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes ("FIN 48"). The adoption of FIN 48 provision did not have a material impact on the Company, and no unrecognized tax benefit was recorded during the year.

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

Accounting & Reporting Developments
Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under SFAS 157, fair value measurements are not adjusted for transaction costs. SFAS 157 also required expanded disclosures to provide information about the extent to which fair value is used to measure the assets and liabilities, the methods and assumptions used to measure fair value, and the effect of the fair value measures on earnings. The adoption of SFAS 157 did not have an impact on the Company's statement of financial condition or statement of operations.

3. Related Party Transactions

Occupancy and rental expenses in the amount of $75,225 were paid by the Company to the Parent as the result of a corporate allocation of these costs and are included in general and administrative expense in the accompanying statement of income. The clearing fees paid by the Company to the Clearing Broker for the year ended December 31, 2008 amounted to $22,133 and are included in Clearance, brokerage and other transaction expenses in the accompanying statement of operations. The Parent employs corporate, marketing, and information technologies staff to support the Company. Under a contract, required by FINRA, the Parent provides the Company with operational and support services. The contract is the Parent Subsidiary Expense Agreement, whereby the Parent shall provide all material hardware, software and personnel necessary to

facilitate the operation of the ATS and to provide certain other corporate and business services. The estimated amounts of these expenses totaled approximately $446,000.

The agreement was revised effective December 18, 2007 and provides for the Company's expenses and liquidity needs to be met by the Parent without expectation of repayment. Customary and reasonable direct expenses attributable to the Company are recorded as expenses in the Company's financial statements. The Parent retains ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations.

As part of operations certain cash receipts/disbursements are received through related parties. As of December 31, 2008 ATS received approximately $4,583,000 which is recorded as payable to related parties on the statement of financial condition.

4. Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions for broker-dealers, which are cleared and settled by the Clearing Broker. Pursuant to the clearing agreement, the Company is required to reimburse the Clearing Broker for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. Therefore, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Customer trades pending at December 31, 2008 were settled without an adverse effect on the Company's financial statements taken as a whole.

The Company has credit risk related to transaction fees that are billed to customers on a monthly basis, in arrears. The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

5. Commitments and Contingencies

The Company applies the provisions of the FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others," which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify its clearing broker for losses that it may sustain from customer accounts introduced by the Company. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote. As such, the Company has not recorded any liability related to this indemnification. The Company is unable to quantify the potential exposure related to the indemnification as it constantly fluctuates based on the number and size of the unsettled transactions outstanding and the difference between the contractual trade price and the current fair value of the stock underlying the unsettled transactions.

6. Income Taxes

The benefit from income taxes for the year ended December 31, 2008 consisted of:

Current	
Federal	$ 494,862
State	9,418
Deferred	
Federal	(974,774)
State	4,544
Income tax benefit	$ (465,950)

As of December 31, 2008, the Company had approximately $2.8 million of net operating loss carryforwards, which are set to begin to expire in 2021. During 2008, the Company determined that, based on its historical financial results, a previously recorded $1.0 million valuation allowance was no longer needed. The current year tax benefit reflects the impact of the removal of this allowance.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6- 2/3% of aggregate indebtedness. As of December 31, 2008, the Company had net capital of $10,765,839 which was $10,316,830 in excess of its required net capital of $449,009. The ratio of the Company's aggregate indebtedness to net capital was 0.63 to 1.

SUPPLEMENTARY INFORMATION

Archipelago Trading Services, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Schedule I

Net capital	
Total stockholder's equity	$ 12,284,133
Nonallowable assets, deductions and charges	
Receivables from related parties	(11,581)
Other receivables	(117,700)
Deferred tax asset	(1,041,117)
Total non allowable assets, deductions and charges	(1,170,398)
Net capital before haircuts	11,113,735
Haircuts on cash equivalents	(347,896)
Net capital	$ 10,765,839
Computation of aggregate indebtedness	
Total aggregate indebtedness from statement of financial condition	$ 6,734,804
Computation of basic net capital requirements	
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 449,009
Excess net capital	$ 10,316,830
Ratio of aggregate indebtedness to net capital	0.63 to 1

No material differences exist between the above computations and the computations included in the unaudited FOCUS Report as of December 31, 2008, as filed on January 29, 2009.

Archipelago Trading Services, Inc.
Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

Schedule II

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

To the Stockholder of Archipelago Trading Services, Inc:

In planning and performing our audit of the financial statements of Archipelago Trading Services, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report

PRICEWATERHOUSECOOPERS

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2009

Archipelago Securities, LLC

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2008